CORRESP.

LAW OFFICES
ELIAS, Matz, Tiernan & Herrick L.L.P.
11th Floor
734 15TH Street, N.W.
Washington, D.C. 20005
____________
telephone: (202) 347-0300
facsimile: (202) 347-2172
www.emth.com

March 9, 2010

VIA EDGAR

Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4721
100 F Street, N.E.
Washington, D.C. 20549

Re:       Malvern Federal Bancorp, Inc.
File No. 001-34051

Dear Mr. West:

On behalf of Malvern Federal Bancorp, Inc. (the “Company”), this is in response to the staff’s letter of comments, dated February 26, 2010 (the “Comment Letter”), with respect to, among other items, the Company’s Form 10-Q for the quarterly period ended December 31, 2009 and its Form 10-K for the fiscal year ended September 30, 2009.  The responses on behalf of the Company below are numbered and correspond to the numbered comments in the Comment Letter.

1.           The Company has reviewed comment number 1 in the Comment Letter and will revise its disclosure in future filings to more clearly bridge the gap between changes in credit quality in the Company's loan portfolio and the level of its allowance for loan losses as requested.  The Company's future filings will include the disclosure requested in the four bullet points included in comment number 1.

2.           The Company has reviewed comment number 2 in the Comment Letter and will revise its disclosure in future filings to provide a robust discussion of how it measures impairment on impaired loans and other real estate owned as requested.  The Company's future filings will include the disclosure requested in the five bullet points included in comment number 2.

*  *  *

Hugh West
March 9, 2010

    The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any additional comments or questions on this matter, please do not hesitate to contact the undersigned at (202) 719-1821.

Very truly yours,

/s/ Hugh T. Wilkinson

Hugh T. Wilkinson

cc:        Angela Connell
Ronald Anderson
Raymond A. Tiernan, Esq.